



17016522

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lombard Odier Transatlantic Limited

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Sherbrooke Street West, suite 2200
(No. and Street)

Montreal (City) Quebec (Canada) (State) H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Dorey (514) 847-7638
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price WaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
(Name – *if individual, state last, first, middle name*)

1250 Blvd René-Lévesque West, suite 2500 (Address) Montreal (City) Quebec (Canada) (State) H3B 4Y1 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Dorey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lombard Odier Transatlantic Limited, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Commissaire à l'assermentation pour le Québec
Nadine
Corbeil
214204
Commissioner for Oaths for Québec

affirmé solennellement devant moi à Montréal

Robert Dorey
Signature

President/CFO
Title

N Corbeil le 27/02/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lombard Odier Transatlantic Limited

Consolidated Financial Statements
December 31, 2016 and 2015
(expressed in US dollars)



February 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic Limited

We have audited the accompanying consolidated statements of financial condition of Lombard Odier Transatlantic Limited (the "Company") as of December 31, 2016 and 2015 and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2016 and 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of the Company as of December 31, 2016 and 2015 and the results of its operations and its cash flows for the years ended December 31, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

Lombard Odier Transatlantic Limited

Consolidated Statements of Financial Condition

As of December 31, 2016 and 2015

(expressed in US dollars)

	2016 $	2015 $
Assets		
Current assets		
Cash	4,302,482	4,642,130
Receivables from clients	4,261,128	2,651,163
Receivables from brokers	3,407,243	628,419
Other accounts receivable and prepaid expenses (note 4)	128,701	182,040
	12,099,554	8,103,752
Non-current assets		
Deposits and securities with clearing organizations (note 5)	2,092,837	2,086,485
Deferred tax assets (note 13)	516,831	-
	14,709,222	10,190,237
Liabilities		
Current liabilities		
Payables to clients	4,346,699	271,586
Payables to brokers	3,300,216	3,004,860
Payables to companies under common control, without interest (note 9)	566,482	631,504
Other accounts payable and accrued liabilities (note 7)	106,980	93,680
	8,320,377	4,001,630
Shareholders' Equity (note 8)		
Share capital	9,478,957	55,866
Contributed surplus	84,000	84,000
Retained earnings (deficit)	(3,174,112)	18,952
Equity attributable to shareholders	6,388,845	158,818
Non-controlling interests	-	6,029,789
	6,388,845	6,188,607
	14,709,222	10,190,237

Approved by the Board of Directors


_______________ Director


_______________ Director

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

For the years ended December 31, 2016 and 2015

(expressed in US dollars)

	2016 $	2015 $
Revenues (note 9)		
Commissions	2,602,249	3,003,971
Management fees	1,719,456	1,910,986
Revenue on transactions	226,902	207,084
	4,548,607	5,122,041
Operating expenses (note 9)		
Brokerage commissions	249,827	269,456
General brokerage	209,478	189,327
Clearing fees	81,405	86,828
Telecommunications	56,604	56,257
Management expenses	7,314	7,080
Differences on transactions	20,472	24,951
	625,100	633,899
Earnings before other income (expenses)	3,923,507	4,488,142
Other income (expenses) (note 9)		
Administrative expenses and salaries	(4,056,952)	(3,733,276)
Professional fees	(175,103)	(239,803)
Foreign exchange loss	(7,196)	(101,625)
Net interest expense	(3,534)	(6,006)
Change in unrealized gain on deposits and securities with clearing organizations	2,685	3,063
	(4,240,100)	(4,077,647)
Income (loss) before income taxes	(316,593)	410,495
Recovery of deferred income taxes (note 13)	17,472	-
Net income (loss) and comprehensive income (loss) for the year	(299,121)	410,495
Attributed to		
Shareholders	20,284	(28,756)
Non-controlling interests	(319,405)	439,251

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited

Consolidated Statements of Shareholders' Equity

For the years ended December 31, 2016 and 2015

(expressed in US dollars)

2016

	Equity attributable to shareholders					
	Share capital $	**Contributed surplus $**	**Retained earnings (deficit) $** (note 8)	**Total $**	**Non controlling interests $**	**Total shareholders' equity $**
Balance – Beginning of year	55,866	84,000	18,952	158,818	6,029,789	6,188,607
Net income (loss) and comprehensive income (loss) for the year	-	-	20,284	20,284	(319,405)	(299,121)
Transfer of business and liquidation of subsidiary (notes 1 and 8)	9,423,091	-	(3,213,348)	6,209,743	(5,710,384)	499,359
Balance – End of year	9,478,957	84,000	(3,174,112)	6,388,845	-	6,388,845

2015

	Equity attributable to shareholders					
	Share capital $	**Contributed surplus $**	**Retained earnings $**	**Total $**	**Non controlling interests $**	**Total shareholders' equity $**
Balance – Beginning of year	55,866	84,000	47,708	187,574	5,590,538	5,778,112
Net income (loss) and comprehensive income (loss) for the year	-	-	(28,756)	(28,756)	439,251	410,495
Balance – End of year	55,866	84,000	18,952	158,818	6,029,789	6,188,607

The accompanying notes are an integral part of these financial statements.

Lombard Odier Transatlantic Limited

Consolidated Statements of Cash Flows

For the years ended December 31, 2016 and 2015

(expressed in US dollars)

	2016 $	2015 $
Cash flows from		
Operating activities		
Net income (loss) and comprehensive income (loss) for the year	(299,121)	410,495
Adjustments for non-cash items		
Deferred income taxes	(17,472)	-
Unrealized foreign exchange loss on cash	(10,660)	90,965
Change in unrealized gain on deposits and securities with clearing organizations	(2,685)	(3,063)
Changes in working capital items (note 3(a))	(16,703)	(192,901)
	(346,641)	305,496
Investing activities		
Investments in deposits and securities with clearing organizations	(3,667)	(624,807)
Effect of foreign exchange rate fluctuations on cash	10,660	(90,965)
Net decrease in cash during the year	(339,648)	(410,276)
Cash – Beginning of year	4,642,130	5,052,406
Cash – End of year	4,302,482	4,642,130

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Nature of operations

Lombard Odier Transatlantic Limited (the "Company"), incorporated under the Canada Business Corporations Act, was the general partner of Lombard Odier Transatlantic, Limited Partnership (the "Limited Partnership") and, in this capacity, managed the activities of the Limited Partnership.

Its head and principal office is located at 1000 Sherbrooke Street West, Suite 2200, Montréal, Quebec. The parent company was Lombard Odier & Cie (Canada), société en commandite. Lombard Odier & Partners SCm is the ultimate parent of the group and is domiciled in Geneva, Switzerland.

On December 31, 2016, following authorization from the Financial Industry Regulatory Authority (FINRA), the United States Securities and Exchange Commission (SEC) and the Depository Trust & Clearing Corporation, the Limited Partnership transferred all of its assets to the Company in consideration for the Company assuming the Limited Partnership' liabilities and the Company issuing a non-interest-bearing demand promissory note; the Limited Partnership was then dissolved (see note 8). The Company will pursue the business activities of the Limited Partnership.

The Limited Partnership was a Canadian limited partnership whose head office was located in Montréal, Quebec. The Limited Partnership's primary business activities were trading in US securities primarily on a received versus payment and delivery versus payment (RVP/DVP) basis and adviser activities with a group of US corporate, institutional and retail investors. As of June 17, 2011, the Limited Partnership was granted registration as an investment adviser by the SEC. On July 6, 2011, the Limited Partnership was acknowledged by the Internal Revenue Service as a US entity. The Limited Partnership was a member of FINRA and was registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934.

The Limited Partnership acted as its own clearing agent for US securities brokerage transactions and utilized Bank Lombard Odier & Co Ltd, an entity under common control, as its clearing agent for non-US securities brokerage transactions.

The Limited Partnership was an investment adviser offering investment advisory services primarily to high net worth individuals. The Limited Partnership sought to achieve the investment objectives of each client primarily through long and short-term investments in securities issued by US and non-US corporate issuers, and derivatives related to such securities.

(expressed in US dollars)

2 Summary of significant accounting policies

Basis of presentation

The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP), which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on data which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate.

In accordance with the provisions set forth in the Financial Accounting Standards Board (FASB) ASC Topic 855, Subsequent Events, management has evaluated subsequent events through February 28, 2017, the date of the approval of these consolidated financial statements. Management has determined that there are no material events that would require adjustment or disclosure in its consolidated financial statements.

Securities transactions executed by the Company as agent for clients are reflected in the consolidated statement of financial condition on a trade date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the consolidated statement of financial condition.

The consolidated financial statements include the assets, liabilities, revenues and expenses of the Company's operations. Net income attributed to the non-controlling interests constituted by the limited partners of the former Limited Partnership was included in the individual partner's tax returns. Accordingly, no provision for income taxes is recorded by the Company for the years ended December 31, 2016 and 2015 related to such non-controlling interests.

Principles of consolidation

These financial statements include the consolidated accounts of the Company and its subsidiary for all periods. All intercompany accounts and transactions have been eliminated on consolidation.

The Limited Partnership is a consolidated variable interest entity.

(expressed in US dollars)

Foreign currency translation

The functional and presentation currency of the Company is the US dollar. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect on the consolidated statement of financial condition date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange in effect at the transaction date. Revenue and expenses recognized in the consolidated statement of income (loss) and comprehensive income (loss) are translated at the rates of exchange on the date of the transaction. Net gains or losses resulting from foreign currency translation are included in other income (expenses) in the consolidated statement of income (loss) and comprehensive income (loss).

Cash

Cash represents demand deposits held in banks without any restrictions.

Receivables from and payables to clients

Receivables from and payables to clients represent the amount resulting from purchases and sales of securities not yet settled and that have not yet been paid to or received from clients. They represent the contractual price of securities to be delivered or received by the Company. Should a counterparty fail to deliver securities pending settlement to the Company, it may be required to purchase identical securities with its clearing organization, the Depository Trust & Clearing Corporation. Securities that have failed to be delivered or received are receivable and payable balances, respectively, arising from transactions with brokers and dealers. Payables from clients comprise the same type of transactions but from a sale of securities perspective. The amount shown on the consolidated statement of financial condition under payables to clients are sales of securities not yet settled.

Receivables from and payables to brokers

Receivables from and payables to brokers represent brokerage, execution fees and foreign taxes, when applicable, from sales (receivable) and purchases (payable) of securities receivable from or payable to brokers and clearing organizations.

Income taxes

Income taxes are provided using the asset and liability method. Under this method, income taxes (i.e. deferred tax assets and liabilities, current taxes payable/refunds receivable, and tax expense/recovery) are recorded based on amounts refundable or payable in the current year and include the results of any difference between US GAAP and tax reporting. Deferred income taxes reflect the tax effect of certain net operating losses, capital losses, general business credit carry forwards, and the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under enacted tax laws and rates. The Company accounts for the financial effect of changes in tax laws or rates in the period of enactment.

(expressed in US dollars)

In addition, valuation allowances are established when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Tax valuation allowances are analyzed periodically and adjusted as events occur or circumstances change that warrant adjustments.

In determining the income tax provision for financial reporting purposes, the Company establishes a reserve for uncertain tax positions. If the Company considers that a tax position is more likely than not of being sustained upon audit, based solely on the technical merits of the position, it recognizes the tax benefit. The Company measures the tax benefit by determining the largest amount that is greater than 50% likely of being realized upon settlement, presuming that the tax position is examined by the appropriate taxing authority that has full knowledge of all relevant information. These assessments can be complex, and the Company often obtains assistance from external advisers. To the extent that the Company's estimates change or the final tax outcome of these matters is different from the amounts recorded, such differences will impact the income tax provision in the period in which such determinations are made. If the initial assessment fails to result in the recognition of a tax benefit, the Company regularly monitors its position and subsequently recognizes the tax benefit if (i) there are changes in tax law or analogous case law that sufficiently raise the likelihood of prevailing on the technical merits of the position to more likely than not; (ii) the statute of limitations expires; or (iii) there is a completion of an audit resulting in a settlement of that tax year with the appropriate agency. Uncertain tax positions are classified as current only when the Company expects to pay cash within the next twelve months. Interest and penalties, if any, are recorded within the provision for income taxes in the Company's consolidated statement of income (loss) and comprehensive income (loss) and are classified on the consolidated statement of financial condition together with the related liability for unrecognized tax benefits.

See note 13 for further discussion of the Company's income taxes.

Revenue recognition

The Company is a broker-dealer and an investment adviser. The Company's principal sources of revenues comprise commissions, management fees and revenue on transactions.

As a broker-dealer, the Company charges its clients for securities trading transactions. Securities transactions are recorded on a trade date basis. Commissions and transaction revenues are recorded when the Company's performance obligation is met. Commissions and revenues on transactions are recorded on a trade date basis.

The Company earns management fees from its investment advisory services. Management fees are calculated as a percentage of net asset invested capital and are recognized over the period in which the related services are rendered.

The Company charges ticket fees upon the execution and delivery of securities. Ticket fees are recorded on the trade date and reported under revenue on transactions in the consolidated statement of income (loss) and comprehensive income (loss).

(expressed in US dollars)

Financial instruments

Financial assets are classified in one of the following categories: fair value through net earnings or loans and receivables. Financial liabilities are classified as other.

Financial assets designated fair value through net earnings comprise the deposits and securities with clearing organizations. These financial instruments are recorded at fair value, with changes in fair value recorded in net income (loss) and comprehensive income (loss) for the year.

Loans and receivables comprise cash, receivables from clients, receivables from brokers, deposits in cash with clearing organizations (note 5), and other accounts receivable. These financial assets are recorded at amortized cost, net of impairment losses, if any.

Financial liabilities comprise payables to clients, payables to brokers, payables to companies under common control, and other accounts payable and accrued liabilities. These financial liabilities initially recognized at fair value are recorded at amortized cost.

Accounting standards and amendments issued but not yet applied

The Company presents the amendments issued but not yet applied that are relevant to it. The following revised standards and amendments are effective for annual periods beginning on or after January 1, 2017.

a) ASU No. 2014-09, No. 2016-08 and No. 2016-20, Revenues from Contracts with Customers (Topic 606)

The FASB and the International Accounting Standards Board (IASB) (together, the Boards) have issued largely converged standards on revenue recognition. ASU No. 2014-09 affects any entity using US GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other standards. This ASU will supersede the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

Step 1: Identify each contract with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

(expressed in US dollars)

As a result of the issuance of ASU 2015-14, ASU 2014-09 is effective for annual periods beginning after December 15, 2018, and interim periods within annual reporting periods beginning after December 15, 2019, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of its pending adoption of ASU 2014-09 on its consolidated financial statements and has not yet determined the method by which it will adopt the standard in 2018.

b) ASU No. 2015-17 – Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes

In November 2015, the FASB issued ASU No. 2015-17, which requires that deferred tax liabilities and assets be classified as non-current in a classified statement of financial position.

The amendments apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments.

The amendments are effective for the Company's consolidated financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The Company is currently evaluating the impact of its pending adoption of ASU 2015-17 on its consolidated financial statements.

c) ASU No. 2016-01 – Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU No. 2016-01, which eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, requires the use of the exit price notion when measuring the fair value of financial instruments for disclosure purposes, requires separate presentation in other comprehensive income of the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the organization has elected to measure the liabilities in accordance with the fair value option, requires the separate presentation of financial assets and financial liabilities by measurement category and for form of financial asset on the balance sheet or the accompanying notes to the financial statements and clarifies that the reporting organization should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the organization's other deferred tax assets.

ASU 2016-01 is effective in annual periods beginning after December 15, 2018. Earlier adoption is generally not permitted, except for certain specific provisions of ASU 2016-01. The Company is currently evaluating the impact of this guidance; however, it is not expected to have a material impact on the Company's consolidated financial statements.

(expressed in US dollars)

d) ASU No. 2016-15 – Statement of Cash Flows (Topic 320)

In August 2016, the FASB issued ASU No. 2016-15. The ASU addresses eight specific cash flow issues and clarifies their presentation and classification in the statement of cash flows. The ASU is effective for fiscal years beginning after December 15, 2017 and is to be applied retrospectively with early adoption permitted. The Company is currently evaluating the impact of its pending adoption of ASU 2016-15 on its consolidated financial statements.

3 Information included in the consolidated statement of cash flows

a) The changes in working capital items are detailed as follows:

	2016 $	2015 $
Decrease (increase) in		
Receivables from clients	(1,609,965)	17,799,362
Receivables from brokers	(2,778,824)	4,685,945
Receivables from Lombard Odier Funds (Europe) SA, without interest	-	207
Other accounts receivable and prepaid expenses	53,339	53,040
Increase (decrease) in		
Bank overdraft	-	(2,584)
Payables to clients	4,075,113	(11,548,803)
Payables to brokers	295,356	(10,760,756)
Payables to companies under common control	(65,022)	(419,341)
Other accounts payable and accrued liabilities	13,300	29
	(16,703)	(192,901)

b) Cash flows relating to interest on operating activities are detailed as follows:

	2016 $	2015 $
Interest received	2,016	2,164
Interest paid	5,550	8,170

c) Transaction with no impact on cash

On December 31, 2016, the Limited Partnership transferred all of its assets to the Company in consideration for the Company assuming all of the Limited Partnerships' liabilities and the Company issuing a non-interest-bearing demand promissory note of $9,423,091.

The promissory note created and due from the Limited Partnership was settled through the issuance of additional common shares of the Company.

(expressed in US dollars)

4 Other accounts receivable and prepaid expenses

	2016 $	2015 $
Taxes receivable	107,093	146,585
Prepaid expenses	21,608	21,010
Other receivable	-	14,445
	128,701	182,040

The taxes receivable balance results from Canadian federal and provincial sales tax reimbursement claims outstanding as of December 31.

5 Deposits and securities with clearing organizations

	2016 $	2015 $
Deposits in cash		
Depository Trust & Clearing Corporation	52,030	52,030
National Securities Clearing Corporation	1,965,000	1,965,000
	2,017,030	2,017,030
Securities on deposit		
NASDAQ OMX Group Inc., at fair value (300 shares)	20,136	17,451
Depository Trust & Clearing Corporation*	55,671	52,004
	75,807	69,455
	2,092,837	2,086,485

* The Company holds 116.99 preferred shares as of December 31, 2016 (2015 – 81.76) and 2.99591 common shares as of December 31, 2016 (2015 – 2.98612).

In the normal course of business, the Company enters into transactions with clearing organizations. These organizations require either deposits in cash or in securities to facilitate the settlement process. The securities on deposit are recorded at fair value with changes in fair value recorded in net income (loss) and comprehensive income (loss) for the year. The deposits in cash are not restricted, but the securities on deposit cannot be sold and they are required to do business with the respective clearing organizations.

(expressed in US dollars)

6 Bank overdraft

The Company has an operating line of credit agreement with Bank Lombard Odier & Co Ltd for up to a maximum of $10,000,000. The facility bears interest at the bank's internal prime rate plus 1.5% per annum. Interest is payable on a quarterly basis. There is no guarantee given as security for this line of credit. As of December 31, 2016, nil (2015 – nil) was drawn from the line of credit.

7 Other accounts payable and accrued liabilities

The details of other accounts payables and accrued liabilities as of December 31 are as follows:

	2016 $	2015 $
Trade payables	21,944	24,848
Accrued liabilities	85,036	68,832
	106,980	93,680

8 Shareholders' equity

Share capital

Authorized
Unlimited number of common shares with no par value

Issued and fully paid

	2016 $	2015 $
354,231 Common shares (2015 – 6,000)	9,478,957	55,866

On December 31, 2016, the Limited Partnership transferred all of its assets to the Company in consideration for the Company assuming all of the Limited Partnership's liabilities and the Company issuing a non-interest-bearing demand promissory note of $9,423,091. The Company issued 348,231 common shares in exchange for the promissory note.

Contributed surplus

Contributed surplus of $84,000 comes from the sale of a subsidiary to a company under common control on December 27, 2000.

(expressed in US dollars)

Deficit

The deficit as of December 31, 2016 mainly arises from the business combination between companies under common control. The difference of $3,712,707 between the accounting value of net assets acquired from the Limited Partnership and the agreed amount of the transaction was recorded in deficit. The amount is reduced by $499,359 in retained earnings (deficit) because of the deferred tax assets recognized on the transaction.

9 Related party transactions

The Company is under the common control of Lombard Odier & Cie (Canada), Limited Partnership (LO Canada), LO Holding (Canada) Inc., Lombard Odier Services Inc. (LO Services), Lombard Odier Management (Canada) Inc. and Lombard Odier Securities (Canada) Inc (LO Securities).

In the normal course of its business, the Company enters into transactions with related parties. These transactions were concluded in the normal course of operations and measured at the exchange amount, which is the amount established and accepted by the related parties.

As of December 31, the consolidated statements of financial condition include the following related party balances:

			2016			2015
			Affiliates			Affiliates
	Total $	Bank Lombard Odier & Co Ltd $	Other $	Total $	Bank Lombard Odier & Co Ltd $	Other $
Current assets						
Cash	669,608	669,608	-	1,065,123	1,065,123	-
Receivables from clients	2,903,162	2,113,602	789,560	1,333,107	1,333,107	-
Receivable from brokers	383,853	383,853	-	476,347	476,347	-
	3,956,623	3,167,063	789,560	2,874,577	2,874,577	-
Liabilities						
Payables to clients	700,041	700,041	-	27,772		27,772
Payables to brokers	452,046	452,046	-	434,430	301,065	133,365
Payables to companies under common control	566,482	213,639	352,843	631,504	95,705	535,799
	1,718,569	1,365,726	352,843	1,093,706	396,770	696,936

Cash

Cash balance is held at Bank Lombard Odier & Co Ltd.

(expressed in US dollars)

Receivables from and payables to clients

The Company is the Lombard Odier group's broker for US securities transactions. Amounts shown under receivables from and payables to clients result from securities transactions that have not yet settled from the Company's affiliated clients Bank Lombard Odier & Co Ltd and LO Securities.

Receivables from and payables to brokers

The Company has agreements with multiple brokers in order to meet its execution obligation. For securities trading transactions not listed on US or Canadian securities stock exchanges, the Company uses Bank Lombard Odier & Co Ltd as its broker. For Canadian securities stock exchanges, the Company uses LO Securities as its broker. The receivables from and payables to brokers for transactions with affiliates are securities trading transactions that are pending settlement with these two brokers.

Payables to companies under common control

Certain general operating expenses such as payroll, rent and office expenses are paid by LO Services since October 2016 and were paid by LO Canada until September 2016, which are both affiliated to the Company. A portion of these expenses are allocated to the Company. On a monthly basis, the Company receives an invoice reflecting this allocation. These expenses are recorded under brokerage commissions, general brokerage, clearing fees, telecommunications, administrative expenses and salaries and professional fees.

The Company has entered into a service level agreement with Bank Lombard Odier & Co Ltd for banking infrastructure services. On a quarterly basis, Bank Lombard Odier & Co Ltd invoices the Company for the service charge in accordance with the term of the agreement. Charges payable for the fourth quarter are included under payables to companies under common control.

(expressed in US dollars)

	2016			2015		
		Affiliates			Affiliates	
	Total $	Bank Lombard Odier & Co Ltd $	Other $	Total $	Bank Lombard Odier & Co Ltd $	Other $
Revenues						
Commissions	1,668,944	1,591,570	77,374	1,901,012	1,804,166	96,846
Revenue on transactions	50,000	50,000	-	50,000	50,000	-
	1,718,944	1,641,570	77,374	1,951,012	1,854,166	96,846
Operating expenses						
Brokerage commissions	135,774	133,700	2,074	137,294	125,509	11,785
General brokerage	220,235	17,952	202,283	257,672	92,534	165,138
Clearing fees	30,864	-	30,864	28,417	-	28,417
Telecommunications	28,383	-	28,383	26,601	-	26,601
	415,256	151,652	263,604	449,984	218,043	231,941
Other income (expenses)						
Administrative expenses and salaries	(3,562,595)	(534,590)	(3,028,005)	(3,295,938)	(322,060)	(2,973,878)
Professional fees	(27,578)	-	(27,578)	(15,108)	-	(15,108)
Net interest expense	(3,474)	(3,474)	-	(5,151)	(5,151)	-
	(3,593,647)	(538,064)	(3,055,583)	(3,316,197)	(327,211)	(2,988,986)

Commission revenues

As a broker-dealer, the Company offers securities trading transactions on US securities stock exchanges for the Lombard Odier group. Bank Lombard Odier & Co Ltd and LO Securities both use the Company for their US securities trading transactions. These transactions generate commissions from related parties.

Revenue arising from securities transactions with Bank Lombard Odier & Co Ltd represents 36.09% (2015 – 36.2%) of total revenues.

Brokerage commissions

The Company is only registered as a broker-dealer for US securities trading transactions. Under its role as an investment adviser, European and Canadian securities are sometimes traded. The Company uses Bank Lombard Odier & Co Ltd for European securities, and LO Securities for Canadian securities. These transactions incur trade ticket fees also known as brokerage commission expenses.

General brokerage, clearing fees and telecommunications

The Company and its affiliates share general brokerage fees, clearing fees and telecommunications for which they also share the associated costs. The Company's share of these costs are allocated to it by an affiliate. These fees are charged simultaneously as administrative expenses and salaries.

(expressed in US dollars)

Administrative expenses and salaries

The Company and its affiliates share various resources for which they also share the associated costs. These are costs allocated to the Company for personnel expenses, rent, office fees, travel and other operational support and services. The related unpaid balances are included in the payables to companies under common control.

Professional fees

The Company and its affiliates share legal and consulting resources for which they also share the associated costs. These fees are charged simultaneously as administrative expenses and salaries.

Interest income

Interest income includes cash balances that are deposited at Bank Lombard Odier & Co Ltd.

10 Financial instruments – Offsetting

The receivables from and payables to the same clients and receivables from and payables to the same brokers are offset and the net amount reported in the consolidated statement of financial condition when there is an enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following tables show the impact of offsetting as of December 31:

			2016
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	7,777,578	(3,516,450)	4,261,128
Receivables from brokers	8,152,475	(4,745,232)	3,407,243
Payables to clients	(7,863,149)	3,516,450	(4,346,699)
Payables to brokers	(8,045,448)	4,745,232	(3,300,216)

(expressed in US dollars)

	2015		
	Gross assets (liabilities) $	Gross assets (liabilities) offset $	Net $
Receivables from clients	6,126,220	(3,475,057)	2,651,163
Receivables from brokers	3,741,815	(3,113,396)	628,419
Payables to clients	(3,746,643)	3,475,057	(271,586)
Payables to brokers	(6,118,256)	3,113,396	(3,004,860)

11 Fair value measurements

The accounting policies related to fair value measurements provide a framework for measuring fair value and focus on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the fair value framework). The fair value framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are disorderly and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

If the inputs used to measure the financial assets and financial liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

As of December 31, 2016 and 2015, the Company's exposure to financial instruments measured at fair value is limited to securities on deposit with clearing organizations. The NASDAQ OMX Group Inc. shares are classified as Level 1 and the securities on deposit at Depository Trust & Clearing Corporation are classified as Level 2 (note 5).

There were no transfers between Level 1 and 2 during the year ended December 31, 2016 (2015 – no transfers).

(expressed in US dollars)

12 Financial risks

The Company is exposed to market risk through its use of financial instruments which result from both its operating and investing activities.

The Company does not actively engage in the trading of financial assets for speculative purposes. The most significant financial risks to which the Company is exposed are as follows.

Financial instruments with off-balance sheet risk

In the normal course of business, the Company's client and trading activities involve the execution and settlement of various securities and financial instrument transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Market risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include option contracts and commitments to buy and sell securities. The potential for changes in the market value of the Company's trading positions is referred to as market risk. More precisely, market risk is the potential change in an instrument's value caused by fluctuations in currency exchange rates and interest rates. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. This risk is inherent in the financial instruments associated with the Company's operations and activities. The Company's trading positions are reported at fair value with changes currently reflected in net income (loss) and comprehensive income (loss) for the year. Trading positions are subject to various risk factors, which include exposures to interest rates and foreign exchange rates.

Currency risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will affect the value of a financial instrument.

The Company is exposed to currency risk due to cash, receivables and payables denominated in Canadian dollars and Swiss francs.The Company does not enter into arrangements to hedge its currency risk.

(expressed in US dollars)

As of December 31, 2016 and 2015, assets denominated in Canadian dollars and Swiss francs are as follows:

	2016		2015	
	US$	**CA$**	**US$**	**CA$**
Denominated in Canadian dollars				
Cash	308,552	413,797	456,270	633,795
Receivables from clients	-	-	145,501	202,113
Other accounts receivable	121,798	163,343	161,152	223,554
Deferred tax asset	516,831	693,118	-	-
Payables to clients	-	-	11,836	16,441
Payables to brokers	-	-	133,365	185,255
Payables to a company under common control	352,843	473,195	559,826	777,644
Other accounts payable and accrued liabilities	58,487	78,436	60,719	84,351
	US$	**CHF**	**US$**	**CHF**
Denominated in Swiss francs				
Cash	72,391	73,576	97,788	97,886
Receivables from clients	69,998	71,143	188,182	188,371
Recevable from brokers	49,064	49,867	-	-
Payables to clients	45,197	45,937	-	-
Payables to brokers	69,998	71,143	187,868	188,056
Payables to a company under common control	103,433	105,125	71,678	71,750
Other accounts payable and accrued liabilities	14,982	15,227	298	298

The following table shows the sensitivity to changes in the foreign exchange rate on shareholders' equity as to the Company's assets and liabilities denominated in Canadian dollars and Swiss francs. The hypothesis used in the following analysis is a currency variation of +/−5% in both currencies against the US dollar as of December 31:

	Sensitivity analysis			
	December 31, 2016		December 31, 2015	
	+ 5% $	− 5% $	+ 5% $	− 5% $
Canadian dollars	26,793	(26,793)	(152)	152
Swiss francs	(2,108)	2,108	1,306	(1,306)

As of December 31, 2016, the Company has financial assets and financial liabilities denominated in euros, British pounds sterling, Norwegian krones, Hong Kong dollars and Japanese yen. The Company's exposure to these foreign currencies is not significant (2015 – not significant).

Most of the Company's foreign currency exposure results from transactions with entities under common control. In the event of a significant foreign currency fluctuation, the Company would reduce its exposure to foreign currency by converting its payables denominated in Canadian dollars or in Swiss francs to US dollars at a negotiated rate with the other entities under common control.

(expressed in US dollars)

Interest rate risk

Interest rate risk represents the Company's exposure to instruments whose values vary with the level of volatility of interest rates. As of December 31, 2016 and 2015, this risk is not significant.

Liquidity risk

Liquidity risk represents the risk that the level of expected market activity will change significantly and, in certain cases, may even cease to exist. This exposes the Company to the risk that it will not be able to transact business and execute trades in an orderly manner, which may impact its results.

The Company's management is responsible for reviewing liquidity resources to ensure that funds are readily available to meet its financial obligations as they come due, as well ensuring that adequate funds exist to support business strategies and operational growth. The Company manages its treasury on a daily basis.

All financial liabilities owed by the Company as of December 31, 2016 and 2015 are expected to be paid within 12 months.

Credit risk

Credit risk is the risk of loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Changes in the creditworthiness of individual issuers or groups of issuers have an impact on credit risk. Management involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations and the value of collateral held, if any.

The Company executes and settles various client and broker-dealer transactions. Execution of these transactions may expose the Company to a default risk arising from the potential that clients, broker-dealers or issuers may fail to satisfy their obligations. In these situations, the Company may sustain a loss if it had to purchase or sell the securities underlying the contracts at an unfavourable market price.

Management believes that the Company's exposure to credit risk is not significant as of December 31, 2016 and 2015.

Concentration of credit risk

Concentration of credit risk may arise from exposure to a single debtor or to a group of debtors having similar business characteristics or being engaged in similar activities such that their ability to meet their contractual commitments is expected to be adversely affected in a similar manner by changes in economic, political or other market conditions. There is a concentration of credit risk with Bank Lombard Odier & Co Ltd.

(expressed in US dollars)

As of December 31, 2016, the Company has $3,164,973 and $467,900 in cash with a US bank and a Canadian bank, respectively (2015 – $2,940,330 and $636,676). The US bank and Canadian bank are reputable financial institutions with ratings of A+ and AA, respectively, from Fitch Ratings as of December 31, 2016 and 2015. At times, such deposits may exceed the amount insured by the Federal Deposit Insurance Corporation. The remaining amount of cash is at Bank Lombard Odier & Co Ltd, with a rating of AA- from Fitch Ratings as of December 31, 2016 and 2015.

13 Income taxes

The total current and deferred income taxes recognized in the consolidated statement of income (loss) and comprehensive income (loss) for the years ended December 31 are as follows:

	2016 $	2015 $
Current income taxes	-	-
Deferred income taxes	(17,472)	-
Total income taxes	(17,472)	-

The Company's income taxes differ from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

	2016 $	2015 $
Anticipated income taxes based on combined Canadian federal and provincial statutory rate of 26.9% (2015 – 26.9%)	(85,164)	(2,275)
Income from Limited Partnership	-	2,223
Income from Limited Partnership allocated to the limited partner	85,920	-
Non-deductible expenses	(1,147)	-
Non-recognition of deferred tax assets	-	52
Recognition of previously unrecognized deferred tax assets	(15,232)	-
Other	(1,849)	-
Total income taxes	(17,472)	-

(expressed in US dollars)

Components of the Company's deferred tax assets and liabilities are as follows:

	2016 $	2015 $
Deferred tax assets		
Intangible assets	499,424	70
Non-capital losses	16,611	14,388
Capital losses	796	774
Total deferred tax assets	516,831	15,232
Deferred tax liabilities	-	-
Net deferred tax assets	516,831	15,232

Deferred income tax assets include unused tax losses. These tax losses may be applied against earnings of future years for Canadian federal and provincial tax purposes, not later than as follows:

	2016 $	2015 $
2036	1,438	-
2035	5,496	5,496
2034	4,484	4,484
2033	17,076	17,076
2032	27,140	27,140
2031	6,119	6,119
	61,753	60,315

Additionally, the Company has capital losses of $2,956 (as of December 31, 2015 – $2,956) that can be carried forward indefinitely.

14 Net capital requirement

The Company is subject to the Securities and Exchange Act of 1934 uniform net capital rule (Rule 15c3-1), which requires it to maintain net capital of $100,000 or 1/15 of aggregate indebtedness, whichever is greater. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. The basic concept of this rule is liquidity, its objective being to require a brokerage firm to have at all times sufficient liquid assets to cover its current indebtedness. As of December 31, 2016, net capital amounts to $5,760,447 (2015 – $5,873,912) and aggregate indebtedness amounts to $5,020,161 (2015 – $999,251). Net capital exceeds net capital required by $5,425,770 (2015 – $5,773,912). The total ratio of aggregate indebtedness to net capital as of December 31, 2016 is 87.15% (2015 – 17.01%).

(expressed in US dollars)

The Company maintains a special reserve bank account for the exclusive benefits of clients of the Company pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company does not hold client funds. However, if it inadvertently receives client funds, it promptly forwards all funds and securities received. Accordingly, the Company is exempt from Rule 15c3-3 of the Act, under paragraph (k)(2)(i) of that rule.

15 Contingencies and guarantees

In the normal course of business, the Company could be named as defendant in various legal actions. From the establishment of the Company to December 31, 2016, the Company has never been named as a defendant in any legal actions.

The Company, as a member of securities clearinghouses, provides guarantees that meet the accounting definition of a guarantee under FASB ASC Topic 460, Guarantees. Under the standard for membership agreements, members are required to guarantee the performance of members that become unable to satisfy their obligations. The Company's liability under these agreements could exceed the amounts it has posted as collateral. However, since the event is remote and not quantifiable, the Company has not recorded a contingent liability in these financial statements.

In the normal course of business, the Company provides guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is considered remote.



February 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic Limited

The report on our audit of the consolidated financial statements of Lombard Odier Transatlantic Limited (the "Company") as of December 31, 2016 and for the year then ended appears on page 2 of this document. The Computation of a Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (Schedule I) ("Computation of Net Capital") is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca



February 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic Limited

We have audited the accompanying consolidated statements of financial condition of Lombard Odier Transatlantic Limited (the "Company") as of December 31, 2016 and 2015 and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders' equity and cash flows for the years ended December 31, 2016 and 2015. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial condition of the Company as of December 31, 2016 and 2015 and the results of its operations and its cash flows for the years ended December 31, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP[1]

---

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502

Lombard Odier Transatlantic Limited
Computation of Net Capital Pursuant to
Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2016 **Schedule I**

Net capital		
Total ownership equity - Corporation		$ 6,388,845
Substract nonallowable assets		
Securities owned not readily marketable	$ 55,671	
Prepaid expenses	21,608	
Deferred tax asset	516,831	594,110
Deductions and/or charges		
Haircut on Cash	22,857	
Aged fail-to-deliver	60	22,917
Haircuts on securities		
Stocks and warrants		11,371
Corporate obligations		-
Net capital		$ 5,760,447
Aggregate indebtedness		
Payable to brokers or dealers and clearing organizations		
Failed to receive: Other	$ -	
Clearing organizations: Other	-	-
Payables to clients, accounts payable and accrued liabilities		5,020,161
Total aggregate indebtedness		$ 5,020,161
Minimum net capital (Greater of 6-2/3% of total A.I. or $ 100 000)		$ 334,677
Excess net capital		$ 5,425,770
Net capital less greater of 10% of total A.I. or 120 % of $100 000		$ 5,258,431
Ratio - Aggregate indebtedness to net capital		87.15%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission

The differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2016 FOCUS report as filed, result from : an adjustment of $32,626 to the clerical and administrative employees' expenses resulting from an increase to the bonus and social benefits accruals; Other expenses were increased by $4,258 mainly due to an accrual for professional fees. Net loss for the year, before income taxes, increased by $36,884. Deferred income taxes were also recorded : $17,472 decreasing the net loss for the year, $499,359 decreasing deficit from business combination, for a total of $516,831.

On the statement of financial condition, the cash was increased by $245,629 (from $4,056,853 to $4,302,482) and the receivable from brokers was decreased by $245,629 (from 3,578,239 to $3,332,610) for a net impact of $0 on Allowable assets. A deferred tax asset was recorded for $516,831 (as mentionned above), which is an nonallowable asset. A decrease of $24 to miscellaneous other receivables (Sales tax receivable) was also recorded. On the liabilities the accounts payable were decreased by $186 and the accrued liabilities were increased by $37,046 following the adjustment in social benefits on the bonus for Expat for $33,046 and in professional fees for $4,000.

On the computation of basic net capital, the haircut on cash was increased by $7,921 (from $14,936 to $22,857) following the reclass of a Canadian dollar balance from receivable from brokers to cash ($245,629).

The net impact on the Net capital is a decrease of $44,805 and brings the net capital from $5,805,252 to $5,760,447.

Lombard Odier Transatlantic Limited
Computation for Determination of Reserve Requirements
And Information Relating to Possession of Control
Requirements Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2016 **Schedule II**

The Company is exempt from the provisions of rule 15c3-3 in accordance with Section k(2) (i).



February 28, 2017

Report of Independent Accountants

To the Board of Directors of
Lombard Odier Transatlantic Limited

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Lombard Odier Transatlantic Limited and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Lombard Odier Transatlantic Limited for the year ended December 31, 2016, solely to assist the specified parties in evaluating Lombard Odier Transatlantic Limited 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Lombard Odier Transatlantic Limited's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Traced item 2B to the wire transfer of $5,512 on July 18, 2016 and traced item 2F to the wire transfer of $5,501 on February 7, 2017.

2. Compared the sum of Total Revenue amount reported on each of the quarterly Form X-17A-5 reports submitted to FINRA for each of the quarters ended March 31, June 30, September 30 and December 31, 2016, of $4,553,308, with the amount reported on page 2, line 2a Total revenue (FOCUS Line 12 / Part IIA Line 9, Code 4030) on Form SIPC-7 for the year ended December 31, 2016 of $4,553,308 noting no differences.

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca



3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   Compared 2c - deductions on line (3), Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $147,624 to the detailed general ledger account REA 230 "courtage payé" at December 31, 2016, noting a difference of $37 as the commission floor brokerage and clearance per REA 230 "courtage payé" amounts to $147 587.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d of $4,405,684.

   b. Recalculated the mathematical accuracy of the the General Assessment @ .0025 on page 2, line 2e of Form SIPC-7, of $11, 014.21.

5. Compared the amount of any overpayment applied to the current assessment on page 1, item 2C of Form SIPC-7 with page 1, item 2H of the Form SIPC-7 filed for the prior period December 31, 2015 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Lombard Odier Transatlantic Limited and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15608 FINRA DEC
LOMBARD ODIER TRANSATLANTIC LIMITED PARTNERSHIP
1000 SHERBROOKE ST WEST STE 2200
MONTREAL QUE H3A 3R7,
CANADA

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 11,014.21

B. Less payment made with SIPC-6 filed (**exclude interest**) (5,512.61)

July 21, 2016
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,501.60

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 5,501.60

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lombard Odier Transatlantic Limited
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 7 day of February, 2017.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2016**
and ending **12/31/2016**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,553,308
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	–
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	147,624
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	–
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –	
Enter the greater of line (i) or (ii)	–
Total deductions	147,624
2d. SIPC Net Operating Revenues	$ 4,405,684
2e. General Assessment @ .0025	$ 11,014.21
	(to page 1, line 2.A.)



February 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Lombard Odier Transatlantic Limited

We have reviewed Lombard Odier Transatlantic Limited's (the "Company") assertions, included in the accompanying Company's exemption report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3 (k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the period from January 1, 2016 to December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the period from January 1, 2016 to December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP[1]

[1] CPA auditor, CA, public accountancy permit No. A125840

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
1250 René-Lévesque Boulevard West, Suite 2500, Montréal, Quebec, Canada H3B 4Y1
T: +1 514 205 5000, F: +1 514 876 1502, www.pwc.com/ca


17 96

LOMBARD ODIER

LOMBARD ODIER DARIER HENTSCH

Lombard Odier Transatlantic Limited - Exemption Report

Lombard Odier Transatlantic Limited (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Comission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(i)

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (k)(2)(i) throughout the period from January 1, 2016 to December 31, 2016 without exception.

I, Robert Dorey, affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

Robert Dorey, CPA, CA
President
Lombard Odier Transatlantic Limited
February 24th, 2017